EXHIBIT 99.1
Joint Filing Agreement
     This joint filing agreement is made and entered into as of this 23rd day of April, 2010 by and among Laurel Canyon Partners, LLC, a Nevada limited liability company, Daniel M. Gottlieb, Bedford Drive Capital Partners, LLC, a Nevada limited liability company, and Steven D. Lebowitz (collectively, the “Reporting Persons”).
     Reference is made to Rule 13d-1(k). The Reporting Persons hereby agree that the statement on Schedule 13D dated of even date herewith pertaining to Crystal River Capital, Inc., and to which this agreement is attached as an exhibit, is filed on behalf of each of them.
Dated: April 23, 2010
Laurel Canyon Partners, LLC

By:	/s/ Daniel M. Gottlieb
Daniel M. Gottlieb, Member

/s/ Daniel M. Gottlieb
Daniel M. Gottlieb
In his individual capacity
Bedford Drive Capital Partners, LLC

By:	/s/ Steven D. Lebowitz
Steven D. Lebowitz, Member

/s/ Steven D. Lebowitz
Steven D. Lebowitz
In his individual capacity